Exhibit 99.1

Granite REIT Declares Distribution for February 2024

TORONTO--(BUSINESS WIRE)--February 16, 2024--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CDN $0.275 per stapled unit for the month of February 2024. The distribution will be paid by Granite on Friday, March 15, 2024 to stapled unitholders of record at the close of trading on Thursday, February 29, 2024.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of February 29, 2024, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 62.9 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval +(SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Associate Director, Legal & Investor Services
647-925-7504